# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: nCino, Inc., CIK 0001902733
CUSIP: 63947X101
Title of class of securities: Common Stock, $0.0005 par value
Address of issuer's principal executive offices: 6770 PARKER FARM DRIVE, WILMINGTON, North Carolina (NC), 28405
Date of event which requires filing of this statement: 06/26/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-24-005919
Filed by CIK 0001469026
Persons authorized to receive notices and communications: HMI Capital Management, L.P., 555 California Street, Suite 4900, San Francisco, California (CA), 94104, (415) 391-9500

## Reporting persons
- HMI Capital Partners, L.P. (CIK 0001458994): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,990,713; sole dispositive power 0; shared dispositive power 4,990,713; aggregate amount beneficially owned 4,990,713 (4.6% of the class)
- HMI Capital Management, L.P. (CIK 0001469026): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,990,713; sole dispositive power 0; shared dispositive power 4,990,713; aggregate amount beneficially owned 4,990,713 (4.6% of the class)
- HMI Capital Fund GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,990,713; sole dispositive power 0; shared dispositive power 4,990,713; aggregate amount beneficially owned 4,990,713 (4.6% of the class)
- Members GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,990,713; sole dispositive power 0; shared dispositive power 4,990,713; aggregate amount beneficially owned 4,990,713 (4.6% of the class)
- Marco W. Hellman (CIK 0001294991): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,990,713; sole dispositive power 0; shared dispositive power 4,990,713; aggregate amount beneficially owned 4,990,713 (4.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0005 par value
Name of issuer: nCino, Inc.
Address of issuer's principal executive offices: 6770 PARKER FARM DRIVE, WILMINGTON, North Carolina (NC), 28405
Comment: This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 21, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the shares of common stock, $0.0005 par value (the "Common Stock"), of nCino, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 amends Items 5(a)-(c) and (e) and Item 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The percentages used in this Schedule 13D are calculated based upon 109,552,950 shares of Common Stock outstanding as of May 22, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 27, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

HMI is an investment adviser registered under the Investment Advisers Act of 1940. HMI serves as the investment adviser to the Fund and may be deemed the beneficial owner of all shares of Common Stock held by the Fund. Fund GP, which serves as the general partner to the Fund, may be deemed the beneficial owner of all shares of Common Stock held by the Fund. Members GP, which serves as the general partner of HMI, may be deemed the beneficial owner of all shares of Common Stock held by the Fund. Mr. Hellman has the power to exercise investment and voting discretion, and may be deemed the beneficial owner, of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Act, as amended, each of the Fund, HMI, Fund GP, Members GP and Mr. Hellman expressly disclaim beneficial ownership over any of the securities reported in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission that any of the Fund, HMI, Fund GP, Members GP, or Mr. Hellman are the beneficial owners of any of the securities reported herein.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

All transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth in Annex A, and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 26, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

A portion of the shares of Common Stock reported herein represents equity-based compensation granted to Mr. Nyweide for his service on the Board, which is held for the benefit of the Fund pursuant to an arrangement with HMI. Pursuant to such arrangement, up to an additional 17,021 shares of Common Stock underlying restricted stock units that remain subject to vesting may be held for the benefit of the Fund upon vesting.

## Signatures
- HMI Capital Partners, L.P.: /s/ Lusine Moshkounian, Lusine Moshkounian, Attorney-in-Fact (06/30/2026)
- HMI Capital Management, L.P.: /s/ Lusine Moshkounian, Lusine Moshkounian, Attorney-in-Fact (06/30/2026)
- HMI Capital Fund GP, LLC: /s/ Lusine Moshkounian, Lusine Moshkounian, Attorney-in-Fact (06/30/2026)
- Members GP, LLC: /s/ Lusine Moshkounian, Lusine Moshkounian, Attorney-in-Fact (06/30/2026)
- Marco W. Hellman: /s/ Lusine Moshkounian, Lusine Moshkounian, Attorney-in-Fact (06/30/2026)